October 14, 2010

VIA EDGAR

Securities and Exchange Commission
100 F Street N.E.
Washington, D.C.  20549

Attention:	Jim B. Rosenberg, Senior Assistant Chief Accountant
Mark Brunhofer, Senior Staff Accountant
Ibolya Ignat, Staff Accountant

Re:	Generex Biotechnology Corporation
Form 10-K for the Fiscal Year Ended July 31, 2010
File No. 000-25169

Ladies and Gentlemen:

Generex Biotechnology Corporation (the “Company”) is filing its Annual Report on Form 10-K for the fiscal year ended July 31, 2010 (the “2010 10-K”) with the Commission today.  The Company wishes to inform the Staff of certain disclosures made in the 2010 10-K relating to the comments raised by the Staff in a letter dated August 10, 2010.

In its August 10, 2010 letter, the Staff raised certain comments regarding the Company’s Annual Report on Form 10-K for the fiscal year ended July 31, 2009 and the Company’s Quarterly Report on Form 10-Q/A for the quarterly period ended January 31, 2010.  The Company responded to the Staff’s comments on September 7 and September 17, 2010.  In the Company’s September 17, 2010 response, the Company set forth its proposals for addressing the Staff’s comments #1 and #3.  As the Company has not yet received a reply from the Staff with respect to its September 17, 2010 response, the Company has followed the approaches outlined in its September 17, 2010 letter with respect the valuation methodology for its warrants containing a price protection feature and for the adoption of the transitional accounting guidance set forth in ASC 815-10-65-3d through 65-3 as follows:

•
The Company has adopted the binomial lattice valuation model for the purposes of valuing the warrants which contain the price protection feature and has applied the guidance found in ASC 250 (Accounting Changes and Error Corrections) paragraphs-50-4 and 50-5 for purposes of disclosing the change in accounting estimate due to a change in valuation technique on a prospective basis.  The Company has reported the change in the current period (the fourth quarter of fiscal 2010) in the 2010 10-K.  See Note 13 – Derivative Warrant Liability in the Notes to Consolidated Financial Statements.

•
Pursuant to the transitional accounting guidance found in ASC 815-10-65-3d through 65-3, the Company has determined that when it recorded an entry to reclassify the current value of the warrants at the date of adoption to “Derivative Warrant Liability”, it should have charged a portion of the offsetting amount to “Additional paid-in capital” and a portion to the opening balance of retained earnings (deficit).  In the 2010 10-K, the Company has reclassified $5,981,043 to opening retained deficit from additional paid in capital.  The Company has also included an additional note in its financial statements detailing the nature of the reclassification and the impact to Stockholders’ Equity for each of the previously reported interim periods.  See Note 13 – Derivative Warrant Liability in the Notes to Consolidated Financial Statements.

Securities and Exchange Commission
October 14, 2010

Please do not hesitate to contact me at telephone number 416.364.2551, extension 234 or by e-mail at rperri@generex.com or by facsimile number 416.364.9363 with any questions regarding the responses set forth above.

Sincerely,

GENEREX BIOTECHNOLOGY CORPORATION

/s/ Rose C. Perri

Rose C. Perri
Chief Financial Officer and Chief Operating Officer

cc:	Mark A. Fletcher, Interim President and Chief Executive Officer
Gary Miller, Esq.